Supplement Dated July 23, 2024

to the Annual Notice dated April 29, 2024,

as previously supplemented on April 30, 2024 and June 14, 2024,

for

Individual Variable Universal Life Insurance Policy

issued by

EquiTrust Life Insurance Company

through

EquiTrust Life Variable Account

This Supplement updates certain information contained in the above-referenced Annual Notice regarding the Investment Options available under your Individual Variable Universal Life Insurance Policy (the “Policy”). Please read this Supplement carefully and retain it for future reference.

The total annual operating expenses of the Fidelity® VIP High Income Portfolio have increased from 1.02% to 1.07%. Accordingly, the Current Expenses figure for the Fidelity® VIP High Income Portfolio in the “INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY” section of the Annual Notice is replaced with 1.07%.

* * *

If you have any questions about your Policy or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-877-249-3689.

Additional information about the Investment Options available under your Policy can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling our Home Office at 1-877-249-3689 or by sending an email request to LifePolicyService@fbfs.com.

ET VUL 2008 (333-148861)